Exhibit 4.11

This is an English translation of the original Chinese text.

EXCLUSIVE COOPERATION

AGREEMENT

Tianjin Heer Technology Co., Ltd.

and

Beijing Momo Information Technology Co., Ltd.

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EXCLUSIVE COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”), signed and effective on May 1, 2016 (“Effective Date”), is concluded by and between the parties listed below:

Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”),

Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)

BACKGROUND

Whereas, Tianjin Heer is responsible for operating the Live Video Business in China by obtaining and maintaining the Internet Content Provider (“ICP”) license and Internet Culture Business License required to operate Hani Live Video App in China.

Whereas, Tianjin Heer acquires the software Licensing and Services of Beijing Momo IT to carry out the Live Video Business in China.

Whereas, this Agreement sets forth the terms and conditions under which Beijing Momo IT has agreed to provide, and Tianjin Heer has agreed to receive, the Licensing and the Services;

Whereas, the capitalized terms used and not otherwise defined in this Agreement are defined in Article 1 of this Agreement;

Now, therefore, in consideration of the mutual promises, covenants, conditions and terms set forth herein, the Parties agree as follows:

1	DEFINITIONS.

Capitalized terms used in this Agreement have the meanings set forth in this Article 1 or as otherwise defined in the context of the relevant provisions.

“Live Video Business” means all the online live video and interactive service business provided by Tianjin Heer through Hani Live Video App in China.

“Hani Live Video App” is a real-time social Live Video application software designed with iOS and Android version.

“Momo App” means the location-based mobile social networking software.

“Effective Date” is May 1, 2016.

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“Governing Laws” is defined in Section 6.a.

“Licensing” means Beijing Momo IT agrees to grant the use right of Hani Live Video App to Tianjin Heer under this Agreement (licensing details will be set forth in the Supplemental Agreement to this Agreement). Beijing Momo IT agrees to register the copyright of Hani Live Video App under Tianjin Heer for operating purpose, while Beijing Momo IT still has de facto control. Beijing Momo IT also authorizes Tianjin Heer to operate its Live Video Business through the embedded Hani Live Video App in Momo App during the Term of this Agreement.

“Services” means those technical and non-technical services to be provided by Beijing Momo IT to Tianjin Heer under this Agreement. Technical services include: (i) maintenance, upgrade and technical amendment of Hani Live Video App; (ii) connection of Hani Live Video App with Momo App, technical maintenance of Hani Live Video module embedded in Momo App, guarantee of the normal operation of the Live Video Business of Tianjin Heer in Momo App; (iii) obtaining and analysis, information security, complete storage and back-up of user data of Hani Live Video App; (iv) technical support and maintenance relating to hardware and software; (v) testing and management of platform and network security; (vi) relevant after-sale technical services, including on-site installation and debugging of network equipment/hardware, compatibility guidance, training and day-to-day consulting, etc. Non-technical services include: i) planning and implementation of marketing and advertising services; (ii) business negotiation, training and management of live video staff; (iii) sales and payment channel management and development; (iv) call center management;(v) administrative services including legal, finance, HR and admin services; and (vi) other services as the Parties may agree from time to time.

“License Fee” is defined in Section 4.

“Service Fee” is defined in Section 4.

“Term” is defined in Section 2.a.

2	TERM AND TERMINATION.

a.	Term. The term of this Agreement will begin on the Effective Date and will remain effective for ten (10) years. After the effective period, Beijing Momo IT may decide at its own discretion if this Agreement will be renewed and how long it will be renewed for (“Term”).

b.	Termination for Convenience. Beijing Momo IT may terminate this Agreement upon thirty (30) days’ prior written notice. Tianjin Heer shall not terminate this Agreement at an earlier time under any circumstances.

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3	EXCLUSIVE COOPERATION AND INTELLECTUAL PROPERTY RIGHTS.

a.	During the Term, Beijing Momo IT shall provide the Licensing and Services to Tianjin Heer as agreed by the Parties. During the Term of this Agreement, Beijing Momo IT shall act as the exclusive partner of Tianjin Heer, and without Beijing Momo IT’s consent, Tianjin Heer is not entitled to accept any licensing or services from other third parties that are the same as or similar to the Licensing or the Services.

b.	Beijing Momo IT shall enjoy sole and exclusive rights and interests in and to all the intellectual property rights developed under this Agreement, including but not limited to copyright, patent right, right of patent application, software, knowhow and business secrets.

4	LICENSE FEE, SERVICE FEE AND PAYMENT.

a.	Pursuant to this Agreement, Beijing Momo IT grants to Tianjin Heer the use right of Hani Live Video App, which is researched and developed by Beijing Momo IT. Tianjin Heer intends to pay Beijing Momo IT a license fee (“License Fee”) in consideration of the rights granted. The calculation methodology of the License Fee will be set forth in the Supplemental Agreement to this Agreement.

b.	Pursuant to this Agreement and Tianjin Heer’s request from time to time, Beijing Momo IT provides Tianjin Heer with the Services. Tianjin Heer intends to pay Beijing Momo IT a level of compensation commensurate with the value of the Services it provides (“Service Fee”), which are essential and fundamental to the economic success or failure of Tianjin Heer’s business in China.

c.	To ensure the high quality of the Licensing and the Services, Beijing Momo IT agrees to be compensated for the Licensing and the Services only if Tianjin Heer achieves a pre-determined level of operating profit, initially agreed to be three point five percent (3.5%) (“Expected Profit Rate”) of total operating revenue derived by Tianjin Heer. The calculation of the License Fee and the Service Fee shall be premised on the condition that Tianjin Heer’s operating profit rate will not be lower than the Expected Profit Rate. If Tianjin Heer achieves a level of operating profit above the Expected Profit Rate, the excess operating profit will be remitted to Beijing Momo IT in the form of License Fee and Service Fee. The calculation methodology and fee rate of each item of the License Fee and Service Fee will be set forth in the Supplemental Agreement to this Agreement. If Tianjin Heer is unable to achieve the Expected Profit Rate due to Beijing Momo IT’s failure in providing the high quality services, Beijing Momo IT will not be entitled to any License Fee or Service Fee. The Parties agree to re-assess and discuss the Expected Profit Rate from time to time.

Operating profit rate = (Revenues – Cost of revenues – Sales tax and surcharges –Sales expense – general and administrative expenses – research and development expenses) / Revenues.

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d.	Payment. a statement for the License Fee and the Service Fee shall be submitted on a monthly basis. The Parties agrees to pay the total amounts shown as due within sixty (60) days from the end of each month. The Parties agree to pay or offset the amounts from time to time, as requested by either Party.

e.	Currency. All computations and payments made pursuant to this Article 4 shall be in Chinese RMB. A netting of any amount payable under this Agreement against existing accounts payable and accounts receivable shall be an acceptable manner of payment, effective as of the date of the netting recorded on the books of the Parties.

f.	Retrospection. The Parties agree the License Fee and the Service Fee defined in this Section shall be retrospective to the Parties from April 1, 2016.

5	TAXES.

a.	Beijing Momo IT’s Tax Responsibility. Beijing Momo IT is liable for any value-added tax, excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from the performance of Services under this Agreement.

b.	Tianjin Heer’s Tax Responsibility. Tianjin Heer is liable for any value-added tax, excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from its performance of this Agreement.

6	COMPLIANCE WITH LAWS.

a.	Compliance. Each Party will perform its obligations under this Agreement in a manner that complies with all laws applicable to that Party’s business. Without limiting the foregoing, the Parties will respectively identify and comply with all laws applicable to the Parties including: (a) laws requiring the procurement of inspections, certificates and approvals needed to perform the Services, and (b) laws regarding healthcare, workplace safety, immigration, labor standards, wage and hour laws, insurance, data protection and privacy (collectively, “Governing Laws”).

b.	Change in Law. The Parties will work together to identify the effect of changes in laws on this Agreement, and will promptly discuss the changes to the terms and provisions of this Agreement, if any, required to comply with all laws.

7	CONSTRUCTION.

a.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement, to the extent the specific performance is practicable, will remain in full force and effect.

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b.	Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the People’s Republic of China without regard to the conflict of law principles thereof.

c.	Resolution of Disputes. This Agreement shall be governed by the laws of the People’s Republic of China. All disputes arising from the conclusion, performance or interpretation of this Agreement shall be settled by the Parties through consultation. If the consultation fails, the disputes shall be referred to China International Economic and Trade Arbitration Commission for arbitration. The place of arbitration shall be in Beijing. The arbitral award shall be final and binding upon both Parties.

Each of Beijing Momo IT and Tianjin Heer has caused this Agreement to be signed by its duly authorized representative to be effective as of the Effective Date.

By Authorized Signatory:	By Authorized Signatory:

Title:	Title:
[Stamped with corporate seal of Tianjin Heer Technology Co., Ltd.]	[Stamped with corporate seal of Beijing Momo Information Technology Co., Ltd.]
For and on behalf of	For and on behalf of
Tianjin Heer Technology Co., Ltd.	Beijing Momo Information Technology Co., Ltd.

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Supplemental Agreement

Party A: Tianjin Heer Technology Co., Ltd.

Address: Rm 303, 3/F, Building 9, Ecologic Construction Apartment, South to Zhongbin Avenue, West to Zhongcheng Avenue, Sino-Singapore Eco-City, Binhai New Zone, Tianjin, P. R. China

Party B: Beijing Momo Information Technology Co., Ltd.

Address: Rm 232005, 20F, Building B, Tower 2, No. 1 East Futong Avenue, Wangjing SOHO, Chaoyang District, Beijing, P. R. China

An Exclusive Cooperation Agreement (the “Original Agreement”) was concluded between Party A and Party B (the “Parties”) on May 1, 2016. Based on amicable negotiations under the principles of equality, voluntariness, honesty and mutual benefits, the Parties agree on this Supplemental Agreement on the basis of the Original Agreement with respect to the matters during the period of cooperation in accordance with the Contract Law of the PRC and other relevant laws and regulations.

1.	Supplementary Terms

a)	According to Section 1 of the Original Agreement, Party B licenses to Party A the use right of Hani Live Video App, which is researched and developed by Party B, starting from the effective date of this Supplemental agreement, including but not limited to the following versions and subsequent updates and upgrades thereof:

Hani Live Video App iOS V1.0

Hani Live Video App V1.0

Under the license: (i) Party B will be responsible for the development, design and maintenance of Hani Live Video App systems and platforms, and additions and upgrades of the software functions; (ii) Party B licenses Party A to operate Hani Live Video App, and for this purpose register Hani Live Video App to under the name of Party A, but Party B will reserve its ownership of Hani Live Video App.

b)	According to Section 1 of the Original Agreement, Party B licenses Party A to conduct Live Video Business through Hani Live Video module embedded in Momo App during the Term of the Original Agreement (including but not limited to the following versions and subsequent updates and upgrades thereof):

Momo App iOS V5.1	Momo App Android V5.1
Momo App iOS V5.4	Momo App Android V5.4
Momo App iOS V5.7	Momo App Android V5.7
Momo App iOS V5.8	Momo App Android V5.8
Momo App iOS V6.0	Momo App Android V6.0
Momo App iOS V6.2	Momo App Android V6.2

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c)	Under the license: (i) Party B will be responsible for the design, development and maintenance of Momo App systems and platforms, and additions and upgrades of the software functions; (ii) Party B licenses Party A to conduct Live Video Business through Hani Live Video module embedded in Momo App for users’ paid or free use.

d)	According to Article 4.a of the Original Agreement, Party A shall pay Party B a License Fee in consideration for the use of Hani Live Video App. The License Fee will be twelve point five percent (12.5%) of the revenue from Party A’s primary business.

e)	The Parties agree to re-assess and discuss the calculation methodology of the License Fee from time to time.

f)	Without written consent of Party B, Party A shall not distribute, sublicense, offer to any third party, transfer or disclose such use right, or try to develop, modify or decompile on the basis of Party B’s software. Party A agrees that Party B has all the exclusive ownership and interests of Party B, including all intellectual property, know-how, right of improvements and other rights and interests relating to such software product. Under no circumstances shall Party A be directly or indirectly involved in any activities that may impair Party B’s ownership and interests in and to such software.

2.	The above are the supplementary terms entered into by the Parties on the basis of the original Agreement upon mutual negotiations without affecting the terms of the Original Agreement. The Parties shall strictly comply with the Exclusive Cooperation Agreement concluded on May 1, 2016.

3.	This Supplemental Agreement is an integral part of the Exclusive Cooperation Agreement concluded by the Parties on May 1, 2016. The Parties confirm and agree that the License Fee set forth in this Supplemental Agreement shall be retrospective and applicable to the Parties from April 1, 2016. This Supplemental Agreement is made in two (2) sets original counterparts with equal validity. Party A and Party B each have one set of the originals. This Agreement shall take effect as of the date when both Parties leave their respective signature and seal on it.

By Authorized Signatory:	By Authorized Signatory:

Title:	Title:
[Stamped with corporate seal of Tianjin Heer Technology Co., Ltd.]	[Stamped with corporate seal of Beijing Momo Information Technology Co., Ltd.]
For and on behalf of	For and on behalf of
Tianjin Heer Technology Co., Ltd.	Beijing Momo Information Technology Co., Ltd.

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